555 California Street	415.875.2300
12th Floor	Fenwick.com
San Francisco, CA 94104

May 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Abby Adams Christine Westbrook Li Xiao Kevin Kuhar

Re:	Day One Biopharmaceuticals Holding Company, LLC Registration Statement on Form S-1 Filed May 4, 2021 File No. 333-255754

Ladies and Gentlemen:

We are submitting this letter on behalf of Day One Biopharmaceuticals Holding Co, LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 18, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-255754) (the “Registration Statement”), as originally filed by the Company with the Commission on May 4, 2021. Concurrently herewith, we are transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 1 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in Amendment No. 1.

Registration Statement on Form S-1

Prospectus Summary

Our Product Candidates, page 3

1.

We note your disclosure in the pipeline table indicating that you anticipate filing a new drug application (NDA) for DAY101 for the treatment of pediatric patients with relapsed or progressive low-grade glioma in 2023. Please revise to remove any implication that your FIREFLY-1 or other trials will be successful. Please make similar revisions throughout your prospectus, e.g., on pages 106, 127, 129, 130 and 134.

U.S. Securities and Exchange Commission

May 24, 2021

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 4, 106, 127, 129 and 134 of Amendment No. 1 to remove the reference to filing a NDA, and has revised its disclosure on page 130 to remove any implication that the FIREFLY-1 trial will be successful.

Risk Factors

Risks related to our common stock and this offering

The exclusive forum provision in our organizational documents may limit a stockholder’s ability…, page 86

2.

We note your response to comment 9 and your disclosure stating that your forum selection provision designating the Delaware Court of Chancery as the exclusive forum for certain actions, including any derivative action, does not apply to suits brought to enforce any duty or liability created under the Exchange Act. Please ensure that the exclusive forum provision in your governing documents states this clearly.

The Company respectfully acknowledges the Staff’s comment and has revised the relevant exclusive forum provision in the forms of each of the Certificate of Incorporation (to be effective upon the completion of the Conversion) and the Restated Certificate of Incorporation (to be effective upon the completion of the offering) to clearly state that the designation of the Delaware Court of Chancery as the exclusive forum for certain actions, including any derivative action, does not apply to suits brought to enforce any duty or liability created under the Exchange Act. The revised forms of each of the Certificate of Incorporation and the Restated Certificate of Incorporation have been attached as Exhibit 3.2 and Exhibit 3.4, respectively, to Amendment No. 1.

Business, page 127

3.	We reissue comment 10 in part. Please revise the graphics on pages 139 and 140, which still contain fonts that are too small or illegible.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 139 of Amendment No. 1 to increase the font size of the graphic on page 139 of the Registration statement, and has revised its disclosure on page 140 of Amendment No. 1 to remove the graphic on page 140 of the Registration Statement.

U.S. Securities and Exchange Commission

May 24, 2021

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Julia Forbess

Julia Forbess
Partner

cc:	Jeremy Bender, Ph.D., M.B.A Chief Executive Officer
Day One Biopharmaceuticals Holding Company, LLC

Effie Toshav, Esq.
Robert Freedman, Esq.
Fenwick & West LLP